UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011

OR
[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIONS BANCORPORATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

As of December 31, 2011 and 2010 and for the
Year Ended December 31, 2011

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2011 and 2010 and for the
Year Ended December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements
Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15
Schedule H, Line 4j – Schedule of Reportable Transactions	17

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management.  The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ Ernst & Young LLP

Salt Lake City, Utah
June 25, 2012

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments at fair value:
Zions Bancorporation common stock	$127,042,009	$169,796,093
Common collective trust	83,875,153	78,306,033
Shares of registered investment companies	316,428,303	314,819,540
Real estate joint venture	206,507	207,625
	527,551,972	563,129,291

Receivables:
Participant and employer contributions	12,711,736	886,939
Notes receivable from participants	14,705,025	13,710,158
	27,416,761	14,597,097
Net assets reflecting all investments at fair value	554,968,733	577,726,388

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
in common collective trust	(2,037,887)	(773,219)

Net assets available for benefits	$552,930,846	$576,953,169

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to/(deductions from) net assets
attributable to:
Investment income (loss):
Net depreciation in fair value of investments	$(73,604,649)
Interest and dividends	10,894,584

Contributions:
Participant	41,212,367
Employer	32,449,874
Rollovers	3,409,118

Benefits paid directly to participants	(38,383,617)

Net decrease	(24,022,323)

Net assets available for benefits:
Beginning of year	576,953,169
End of year	$552,930,846

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011

1.      Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  From time to time, the Plan has been restated and amended.  Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  Zions Bancorporation (“the Company”) is the Plan sponsor.  The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility

Participation in the Plan is voluntary.  Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate.  To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%.  Overall, participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $16,500 for 2011.  Under applicable law, participants attaining the age of 50 during or prior to 2011 are eligible to make catch-up contributions.

Contributions by the Company under the noncontributory profit sharing feature are discretionary.  Contribution rates may range up to 6% of participants’ compensation based on the Company’s return on average common equity, as defined, for the Plan year.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

These contributions are approved and made subsequent to the end of the Plan year. For the 2011 Plan year, the Company approved and contributed $11,644,063 under this profit sharing feature, which was contributed in February 2012 and included in employer contributions for the year ended December 31, 2011.

Forfeitures used to offset Company contributions were $129,496 in 2011.  The amount of forfeitures outstanding was $104,099 and $134,001 at December 31, 2011 and 2010, respectively.

The Plan allows for Roth 401(k) contributions consistent with the requirements of Sec.402A of the Internal Revenue Code (“the Code”).  Such contributions include rollovers from other Roth deferral accounts as described in Code Sec.402A(e)(1) and only to the extent the rollovers are permitted under Code Sec.402(c).  Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested.  Company contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting	Percent
service	vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Nonvested amounts forfeited by terminated participants are used first to reduce the Company’s nonelective contributions.  If Company nonelective contributions are not made during a given Plan year, any amounts forfeited may be used at the Company’s election to reduce the Company’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing.  Participants are 100% vested if employed by the Company when normal retirement age is attained.  Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions.  Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Company’s common stock.  The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock.  Participants may immediately diversify up to 100% of their existing investments in the Company’s common stock to other Plan investments.  However, a three-year service period is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined.  Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence.  The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.  Certain prior period amounts have been reclassified to conform to the current period presentation.

Investment Valuation and Income Recognition

Investments are reported at fair value as further described in Note 4.  The statements of net assets available for benefits include an adjustment from fair value to contract value for the Plan’s investment in a common collective trust.  This investment is through participation in the Fidelity Managed Income Portfolio II – Class 2 fund, which includes investment contracts that are fully benefit-responsive.  As such, contract value is considered the more relevant measurement because participants would receive this value if they were to initiate permitted transactions under the terms of the Plan.  Contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest.  Interest income on notes receivable from participants is recorded when earned.  The amount for 2011 was $654,060 and was included in interest and dividends in the statement of changes in net assets available for benefits.  Related fees are expensed when incurred and included as administrative expenses in benefits paid directly to participants in the statement of changes in net assets available for benefits.  No allowance for credit losses was recorded at December 31, 2011 or 2010.  If a participant ceases to make loan repayments and the Benefits Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Company currently pays the administrative expenses; however, the Plan may pay these expenses as determined by the Benefits Committee.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2011 and 2010 include investments in the Company’s common stock of $127,042,009 (7,802,255 shares) and $169,796,093 (6,994,153 shares), respectively.  These investments represent a 4.24% and 3.83% ownership of the Company’s outstanding common shares at December 31, 2011 and 2010, respectively.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This new accounting guidance under Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, provides convergence to International Financial Reporting Standards (“IFRS”) and amends fair value measurement and disclosure guidance.  Among other things, new disclosures are required for qualitative information and sensitivity analysis regarding Level 3 measurements. ASU 2011-04 became effective for interim and annual periods beginning after December 15, 2011.  The Benefits Committee is currently evaluating the impact this new guidance may have, if any, on the Plan’s financial statements.

ASU 2010-06, Improving Disclosures about Fair Value Measurements, requires certain additional fair value disclosures under ASC 820 which were effective for the Plan’s December 31, 2010 financial statements.  One of the new requirements did not become effective until January 1, 2011 and requires the gross, rather than net, basis for certain Level 3 rollforward information.  The Plan adopted this guidance effective January 1, 2011; however, there was no effect on the disclosures in the Plan’s financial statements for the 2011 Plan year.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Investments

As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.  The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31,
	2011	2010

Zions Bancorporation common stock*	$127,042,009	$169,796,093
Fidelity Managed Income Portfolio II – Class 2	83,875,153	78,306,033
Fidelity Contrafund	33,981,575	33,411,982

*   Nonparticipant-directed

During 2011, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$(57,701,936)
Shares of registered investment companies
and real estate joint venture	(15,902,713)
$(73,604,649)

The Plan’s investment activity in the Company’s common stock for 2011 includes nonparticipant-directed and participant-directed transactions.  Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Investments (continued)

Significant changes in net assets during 2011 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock are as follows:

Net depreciation in fair value	$(57,701,936)
Interest and dividends	337,880
Contributions	24,480,432
Net transfers to other investments	(1,027,771)
Benefits paid directly to participants	(8,842,689)
Net decrease in net assets	(42,754,084)

Net assets at beginning of year	169,796,093
Net assets at end of year	$127,042,009

4.      Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1
Quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  For the Plan, Level 1 includes the Company’s common stock and the shares of registered investment companies.

Level 2
Observable inputs other than Level 1 including quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value (continued)

•	Observable inputs other than quoted prices that are used in the valuation of assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

For the Plan, Level 2 includes the common collective trust.

Level 3
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity) whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).  For the Plan, Level 3 includes the real estate joint venture.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following describes the assets and the valuation methodologies used to measure their fair value:

Company common stock – Shares of the Company’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.

Common collective trust – This trust contains the Fidelity Managed Income Portfolio II – Class 2 fund discussed in Note 2.  The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income.  It invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities (e.g., U.S. Treasury and agency bonds, corporate bonds, mortgage- and asset-backed securities, bond funds, etc.), and money market funds.  It may also invest in futures contracts, option contracts, and swap agreements.  Generally, withdrawals can be made at any time; however, withdrawals prompted by certain events (e.g., termination of the fund, changes in laws or regulations) may be paid at market value, which may be less than book value.  Participation units in the fund are valued according to quoted redemption values provided by the trustee on the last business day of the Plan year

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value (continued)

based on values of the underlying assets. As further discussed in Note 2, the contract value of the fund differs from fair value and is considered the more relevant measurement.

Shares of registered investment companies – These mutual funds are valued at quoted market prices which represent the Net Asset Value (“NAV”) of shares held by the Plan at year-end.

Real estate joint venture – This joint venture includes commercial and residential real estate properties that are in process of liquidation.  Proceeds from the sales are accumulated in a money market investment account.  The fair value of this investment is estimated using the NAV provided by the joint venture.  Certain restrictions apply to any redemption of the Plan’s investment including the consent of the other joint venture interest holders and time delays in computing NAV.  Actual redemption value may vary from the recorded fair value at December 31, 2011.  However, no redemption is contemplated by the Plan in the near term.

Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2011 and 2010:

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$127,042,009	$-	$-	$127,042,009
Common collective trust	-	83,875,153	-	83,875,153
Shares of registered investment
companies:
Domestic	231,210,788
International	28,001,053
Lifecycle	57,216,462
	316,428,303	-	-	316,428,303
Real estate joint venture	-	-	206,507	206,507
	$443,470,312	$83,875,153	$206,507	$527,551,972

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value (continued)

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$169,796,093	$-	$-	$169,796,093
Common collective trust	-	78,306,033	-	78,306,033
Shares of registered investment
companies:
Domestic	229,563,721
International	31,749,080
Lifecycle	53,506,739
	314,819,540	-	-	314,819,540
Real estate joint venture	-	-	207,625	207,625
	$484,615,633	$78,306,033	$207,625	$563,129,291

The following reconciles the beginning and ending balances of assets for 2011 that are measured at fair value on a recurring basis using Level 3 inputs:

Real estate
joint venture

Balance at December 31, 2010	$207,625
Net increase (decrease) included in statement
of changes in net assets available for benefits:
Net appreciation (depreciation) in fair value
of investments:
Realized	5,810
Unrealized	(7,140)
Interest and dividends	212
Balance at December 31, 2011	$206,507

5.      Transactions with Parties-in-Interest

During 2011, the Plan received dividends for the Company’s common stock of $282,734.  Purchases and sales of the Company’s common stock in 2011 were $40,209,837 and $24,955,521 respectively.  The amount of purchases included approximately $14.6 million of exchanges that were made by participants from other investments in the Plan during 2011.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

6.      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.      Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits in
accompanying financial statements	$552,930,846	$576,953,169
Add adjustment between fair value and contract
value related to fully benefit-responsive
investment contracts in common collective trust	2,037,887	773,219
Net assets in Form 5500	$554,968,733	$577,726,388

The following reconciles the net decrease in the statement of changes in net assets available for benefits to net income (loss) in the Form 5500 for the year ended December 31, 2011:

Net decrease in statement of changes in net
assets available for benefits	$(24,022,323)
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts in common collective trust:
Amount at December 31, 2010	(773,219)
Amount at December 31, 2011	2,037,887
Net income (loss) in Form 5500	$(22,757,655)

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

8.      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Plan management evaluates any uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN:  87-0227400                                Plan:  006

December 31, 2011

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	INVESTMENTS
	Zions Bancorporation common stock
*	ZIONS BANCORPORATION	COMMON STOCK (7,802,255 shares)	$ 221,002,960	$ 127,042,009

	Common collective trust
*	FIDELITY INVESTMENTS	MANAGED INCOME PORT II CL 2 (81,837,266 units)		83,875,153

	Shares of registered investment companies
	Domestic
	COLUMBIA	ACORN USA Z (353,873 shares)		9,547,495
	AMERICAN BEACON FUNDS	LARGE CAP VALUE (1,118,928 shares)		19,737,884
	T. ROWE PRICE	EMERGING MARKETS STOCK (202,662 shares)		5,777,900
	PIMCO FUNDS	TOTAL RETURN INSTITUTIONAL (2,401,812 shares)		26,107,691
	RAINIER FUNDS	SMALL MID CAP EQUITY (741,718 shares)		23,616,292
	WELLS FARGO ADV	SPECIAL SM CAP VALUE ADM (397,607 shares)		8,584,342
	VANGUARD	MID CAP INDEX FUND SIGNAL (254,531 shares)		7,159,964
	VANGUARD	REIT INDEX FUND SIGNAL (114,595 shares)		2,513,063
	PIMCO FUNDS	EMERGING MARKETS LOCAL BOND INST (5,001 shares)		50,260
	VANGUARD	INFLATION PROTECTED SECURITIES (408,003 shares)		5,756,921
	VANGUARD	SMALL CAP INDEX INSTITUTIONAL (258,936 shares)		8,645,873
	PERKINS	MID CAP VALUE (735,029 shares)		14,840,241
	VICTORY FUNDS	DIVERSIFIED STOCK CLASS A (354,987 shares)		5,133,111
	LEGG MASON	CLEARBRIDGE AGGRESSIVE GROWTH (23,127 shares)		2,540,520
	LOOMIS SAYLES FUNDS	BOND INSTITUTIONAL (642,526 shares)		8,950,392
	PIMCO FUNDS	COMMODITY REAL RETURN INST (401,082 shares)		2,623,078
*	FIDELITY INVESTMENTS	CONTRAFUND (503,729 shares)		33,981,575
*	FIDELITY INVESTMENTS	CAPITAL & INCOME (651,982 shares)		5,652,686
*	FIDELITY INVESTMENTS	BALANCED (445,499 shares)		8,103,632
*	FIDELITY INVESTMENTS	FREEDOM INCOME (98,136 shares)		1,103,053
*	FIDELITY INVESTMENTS	SPARTAN TOTAL MARKET INDEX (80,435 shares)		2,905,323
*	FIDELITY INVESTMENTS	SPARTAN 500 INDEX INSTITUTIONAL (438,396 shares)		19,508,606
*	FIDELITY INVESTMENTS	SPARTAN U.S. BOND INDEX (710,602 shares)		8,370,886
				231,210,788
	International
	OAKMARK	INTERNATIONAL I (206,478 shares)		3,417,211
	AMERICAN FUNDS	EUROPACIFIC GROWTH CLASS R4 (91,452 shares)		3,159,665
	BLACKROCK FUNDS	INTERNATIONAL OPPS INSTITUTIONAL (236,093 shares)		6,945,849
	LOOMIS SAYLES FUNDS	GLOBAL BOND INSTITUTIONAL (155,131 shares)		2,555,013
	MORGAN STANLEY	INST INTERNATIONAL REAL ESTATE I (114,968 shares)		1,685,429
*	FIDELITY INVESTMENTS	SPARTAN INTERNATIONAL INDEX (344,131 shares)		10,237,886
				28,001,053

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN:  87-0227400                                Plan:  006

December 31, 2011

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	Lifecycle
*	FIDELITY INVESTMENTS	FREEDOM 2000 (186,332 shares)		$2,213,623
*	FIDELITY INVESTMENTS	FREEDOM 2005 (24,672 shares)		259,554
*	FIDELITY INVESTMENTS	FREEDOM 2010 (790,378 shares)		10,353,958
*	FIDELITY INVESTMENTS	FREEDOM 2015 (332,340 shares)		3,632,477
*	FIDELITY INVESTMENTS	FREEDOM 2020 (1,286,648 shares)		16,880,828
*	FIDELITY INVESTMENTS	FREEDOM 2025 (301,958 shares)		3,264,170
*	FIDELITY INVESTMENTS	FREEDOM 2030 (680,127 shares)		8,732,830
*	FIDELITY INVESTMENTS	FREEDOM 2035 (202,822 shares)		2,139,777
*	FIDELITY INVESTMENTS	FREEDOM 2040 (1,006,698 shares)		7,409,299
*	FIDELITY INVESTMENTS	FREEDOM 2045 (129,279 shares)		1,123,437
*	FIDELITY INVESTMENTS	FREEDOM 2050 (141,277 shares)		1,206,509
				57,216,462
				316,428,303

	Real estate joint venture
	FAIRMONT PARK JOINT VENTURE	Commercial and residential real estate		206,507

				$527,551,972

	RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, with
		maturities through September 2021		$14,705,025

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN:  87-0227400                              Plan:  006

Year Ended December 31, 2011

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of Party	Description of	Purchase	Selling	Cost of	of Asset on	Net Gain
Involved	Assets	Price	Price	Asset	Transaction Date	(Loss)

Category 3 – Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets

Zions Bancorporation	Zions Bancorporation
	Common Stock	$40,209,837	$-	$40,209,837	$40,209,837	$-

	Zions Bancorporation
	Common Stock	-	24,955,521	30,052,180	24,955,521	(5,096,659)

No category 1, 2 or 4 reportable transactions occurred during 2011.
Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K)
AND EMPLOYEE STOCK OWNERSHIP PLAN

June 25, 2012	By:	/s/ Doyle L. Arnold
DOYLE L. ARNOLD
Vice Chairman and Chief Financial
Officer of Zions Bancorporation

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